SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at April 1, 2007

  ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: April 1, 2007

* Print the name and title of the signing officer under his signature.
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MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT

(Previously Form 27)

ITEM 1 Reporting Issuer

Rockwell Ventures Inc.
1020 - 800 West Pender Street
Vancouver, BC
V6C 2V6
(the "Company")

ITEM 2 Date of Material Change

April 1, 2007

ITEM 3 Press Release

A press release was disseminated on April 1, 2007 through various approved media, and was filed through the SEDAR system on April 2, 2007.

ITEM 4 Summary of Material Change

April 1, 2007, Vancouver, BC - Rockwell Ventures Inc. (TSXV: RVI; OTCBB: RVINF) announces that it has engaged a syndicate of Canadian securities dealers for a unit offering of up to C$35 million to be sold on a commercially reasonable efforts basis.

ITEM 5 Full Description of Material Change

See attached news release.

ITEM 6 Reliance on section 85 (2) of the Act

Not applicable

ITEM 7 Omitted Information

Not applicable

ITEM 8 Senior Officers

Senior officer of the reporting issuer who is knowledgeable about the material change:

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092

ITEM 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 1st day of April 2007.

/s/ Jeffrey R. Mason

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.
                                                   ---------------------------------------------------------------------------------------------------------

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwellventures.com

ROCKWELL ANNOUNCES FINANCINGS TO RAISE UP TO $45 MILLION

April 1, 2007 - 8:00 PM Pacific Daylight Saving Time, Vancouver, BC - Rockwell Ventures Inc. ("Rockwell" or the "Company") (TSXV: RVI; OTCBB: RVINF) announces that it has engaged a syndicate of Canadian securities dealers for a unit offering of up to C$35 million to be sold on a commercially reasonable efforts basis. Rockwell has also reached agreements in principle with a group of accredited overseas investors to complete a non-brokered placement on the same terms. Each unit will be comprised of one common share and one warrant to acquire a common share. The number of units to be sold and the price of these units will be determined in the context of the market and is expected to be announced shortly prior to the completion of the offering.

The financings are targeted to raise C$45 million in total proceeds, comprised of approximately C$35 million to be marketed to investors under the brokered offering and C$10 million to be raised in the non-brokered offering. Completion of both offerings is expected to occur on or about April 30, 2007. The net proceeds from the offerings will be used to fund Rockwell's acquisition of the Middle Orange River Operations ("MORO") from Trans Hex Group Limited (as announced on 6 March 2007), expand production capacity at its Wouterspan operation across the river from the MORO, implement improvements at its other operations, and for general corporate purposes.

The common shares and warrants to be sold under the offerings have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and will not be offered or sold within the United States or to or for the account or benefit of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Dr. John Bristow
President and Chief Operating Officer

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under Rockwell's control which may cause actual results, performance or achievements of Rockwell to be materially different from the results, performance or expectations implied by these forward-looking statements.

Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.